Securities and Exchange Commission
                     Washington, DC  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                   COMPUTER INTEGRATION CORP.
                        (Name of Issuer)

                          205171 10 1
                         ______________
                         (CUSIP Number)

                       Ronald G. Farrell
                    9035 Old Southwick Pass
                     Alpharetta, GA  30202
                         (770) 664-7075
       (Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)

                            Copy to:

                       James P. Hermance
                  Harkleroad & Hermance, P.C.
                   229 Peachtree Street, N.E.
                Suite 2500 - International Tower
                    Atlanta, Georgia  30303
                         (404) 588-9211

                         March 1, 1997
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following the following box [ ].

             ______________________________________

Check  the  following  box  if a fee  is  being  paid  with  this
Statement [x].
             ______________________________________

Note:   Six  copies  of this Statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                 (Continued on following pages)




The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of that Act.







































                     Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S.S. or I.R.S Identification No. RGF Investments, Inc.
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with                             1,079,085*
                                   ______________________________
                                   (8)  Shared Voting Power

                                        1,298,519
                                   ______________________________
                                   (9)  Sole Dispositive Power

                                        1,079,085*
                                   ______________________________
                                   (10) Shared Dispositive Power
*RGF     Investments,     Inc.
disclaims beneficial ownership          1,298,519
of  shares owned by Ronald  G.
Farrell, his wife, parents and
son

___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,377,604
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     34.18%
___________________________________
(14) Type of Reporting Person -    CO




                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. Ronald G. Farrell
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with                             118,000
                                   ______________________________
                                   (8)  Shared Voting Power

                                        2,377,604
                                   ______________________________
                                   (9)  Sole Dispositive Power

                                        118,000
                                   ______________________________
                                   (10) Shared Dispositive Power
Under   the   definition    of
"beneficial ownership" in Rule          2,377,604
13d-3  promulgated  under  the
Securities  Exchange  Act   of
1934,  as amended, Mr. Farrell
might also be deemed to be the
beneficial owner of the shares
beneficially  owned   by   RGF
Investments, Inc.  because  he
is  the sole officer, director
and    stockholder   of    RGF
Investments, Inc. Mr.  Farrell
is   included  in  this  joint
Schedule 13D solely to  report
beneficial  ownership  of  the
shares  beneficially owned  by
RGF  Investments, Inc. and  of
118,000  shares issuable  upon
exercise of a stock option  at
an exercise price of $1.10 per
share,   which   expires    on
December 31, 1997.
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,495,604
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     35.9%
___________________________________
(14) Type of Reporting Person -    IN

___________________________________


                    Continuation of Cover Page



CUSIP No. 205171 10 1
___________________________________
(1)  Name of Reporting Person and S. S. or I.R.S Identification No.
     Ronald G. Assaf
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        48,500
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        48,500
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     48,500*
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     0.7%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________
* Includes 20,000 shares of Common Stock issuable upon the conversion of 500 shares of Series D Preferred Stock, stock options to purchase 5,000 shares of Common Stock, which options are exercisable at $1.00 per shares and expire on April 11, 2001 and stock options to purchase 10,000 shares of Common Stock, which options are exercisable at $4.00 per share and expire on October 12, 2001.



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. Assaf Family Trust FBO Derek Assaf, Patricia Anderson, Trustee
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5) Check Box if disclosure of legal proceedings is Required pursuant to items 2(d) or 2(e) [ ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        69,579
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        69,579
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     69,579
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     1.0%
___________________________________
(14) Type of Reporting Person -    OO (TRUST)
___________________________________



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. Assaf Family Trust FBO Kristen A. Assaf, Patricia Anderson, Trustee
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        69,579
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        69,579
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     69,579
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     1.0%
___________________________________
(14) Type of Reporting Person -    OO (TRUST)
___________________________________



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. James E. Lineberger, Jr.
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        308,070
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        308,070

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     308,070*
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     4.4%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________
* Includes 60,000 shares of Common Stock issuable upon the conversion of 1,500 shares of Series D Preferred Stock.



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1)  Name of Reporting Person and S. S. or I.R.S Identification No.
     Bruce Cowen
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        210,823
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        210,823
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     210,823*
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     3.0%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________
*    Includes  20,000  shares  of  Common  Stock  issuable   upon
conversion of 500 shares of Series D Preferred Stock.



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. James & Mary Cappiello
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        152,658
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        152,658
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     152,658
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     2.2%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. Richard Kimmel, Trustee
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        96,329
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        96,329
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     96,329*
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     1.4%
___________________________________
(14) Type of Reporting Person -    OO (Trust)
___________________________________
*    Includes  20,000  shares  of  Common  Stock  issuable   upon
conversion of 500 shares of Series D Preferred Stock.



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1) Name of Reporting Person and S. S. or I.R.S Identification No. Jeffrey Schmier, Trustee for Jason & Stephen Schmier
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        96,329
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        96,329
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     96,329*
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     1.4%
___________________________________
(14) Type of Reporting Person -    OO (Trust)
___________________________________
*Includes 20,000 shares of Common Stock issuable upon the conversion of 500 shares of Series D Preferred Stock.



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1)  Name of Reporting Person and S. S. or I.R.S Identification No.
     Doug Wearren
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        152,658
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        152,658
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     152,658*
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     2.2%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________
* Includes 40,000 shares of Common Stock issuable upon the conversion of 1,000 shares of Series D Preferred Stock.



                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1)  Name of Reporting Person and S. S. or I.R.S Identification No.
     Adrian Woodruff
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        93,994
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        93,994
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     93,994
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     1.3%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________



                    Continuation of Cover Page





CUSIP No. 205171 10 1
___________________________________
(1)  Name of Reporting Person and S. S. or I.R.S Identification No.
     Howard LeWine
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        insert # of shares
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        insert # of shares
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     insert # of shares
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     insert %
___________________________________
(14) Type of Reporting Person -    IN
___________________________________




                    Continuation of Cover Page




CUSIP No. 205171 10 1
___________________________________
(1)  Name of Reporting Person and S. S. or I.R.S Identification No.
     Jerome LeWine
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        insert # of shares
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        insert # of shares
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     insert # of shares
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     insert %
___________________________________
(14) Type of Reporting Person -    IN
___________________________________



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CUSIP No. 205171 10 1
___________________________________
(1)   Name of Reporting Person and S. S. or I.R.S Identification No.
     Ronald J. Haan
___________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (a) Yes [x]
     (b) No
___________________________________
(3)  SEC Use Only
___________________________________
(4)  Source of Funds: N/A
___________________________________
(5)  Check  Box  if disclosure of legal proceedings  is  Required pursuant to items 2(d) or 2(e) [  ].
___________________________________
(6)  Citizenship or place of organization:  United States
___________________________________
Number of Shares
Beneficially Owned                 (7)  Sole Voting Power
by Each Reporting
Person with
                                   ______________________________
                                   (8)  Shared Voting Power

                                        50,000
                                   ______________________________
                                   (9)  Sole Dispositive Power


                                   ______________________________
                                   (10) Shared Dispositive Power

                                        50,000
___________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     50,000
___________________________________
(12) Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares: [  ]

___________________________________
(13) Percent of Class Represented by Amount in Row (11)

     0.7%
___________________________________
(14) Type of Reporting Person -    IN
___________________________________



                    Continuation of Cover Page




Item 1.   Security and Issuer.

     The  class  of equity securities to which this Statement  on
Schedule 13D relates is as follows:

     Common Stock, with par value $0.001 (the "Common Stock")  of
Computer Integrated Corp., a Delaware corporation (the "Company,"
"CIC," or the "Issuer").

     The principal executive offices of the Company are located at 2425 Crowne Point, Executive Drive, Charlotte, North Carolina
28227.

Item 2.   Identity and Background.

     This  Schedule 13D is filed by certain shareholders  of  the
Company  and  Ronald G. Farrell (the "Reporting  Persons").   The
names and addresses (and principal occupation for individuals) of the Reporting Persons are as follows:

RGF Investments, Inc.
9035 Old Southwick Pass
Alpharetta, Georgia 30202
A Florida Corporation

Ronald G. Farrell
9035 Old Southwick Pass
Alpharetta, Georgia 30202
Consultant and Director of the Company

Ronald G. Assaf
2109 Hamlin Drive
Boca Raton, Florida 33433
Retired (Chairman of Sensormatic)

Assaf Family Trust FBO Derek Assaf, Patricia Anderson, Trustee
2109 Hamlin Drive
Boca Raton, Florida 33433

Assaf  Family  Trust  FBO  Kristen A. Assaf,  Patricia  Anderson,
Trustee
2109 Hamlin Drive
Boca Raton, Florida 33433








                               1

                     Page ___ of ___ Pages




James E. Lineberger, Jr.
1120 Boston Post Road
Darien, Connecticut 06820
Principal of Lineberger and Associates

Bruce Cowen
117 Knob Hill Rd.
Glastonbury, Connecticut 06033
Chairman and President of TRC Company

James & Mary Cappiello
41 Hale Lane
Darien, Connecticut 06820
Real Estate Developer

Richard Kimmel, Trustee
21297 Bellechasse Court
Boca Raton, Florida 33433
Real Estate Developer

Jeffrey Schmier, Trustee
for Jason & Stephen Schmier
7777 Glades Road
Suite 201
Boca Raton, Florida 33434
Real Estate Developer

Doug Wearren
5405 Willowhurst Polace
Louisville, Kentucky 40223
Agricultural and Real Property Holdings

Adrian Woodruff
1850 Dixie Highway
Madison, Georgia 30650
Dentist








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     None  of  the Reporting Persons have, during the  last  five years, been convicted in a criminal proceeding, nor was a party to a civil proceeding of a judicial or administrative body, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws. Each individual Reporting Person is a United States citizen, and each entity has its principal place of business in the United States.


Item 3.   Source and Amount of funds or Other Considerations.

     Not Applicable.


























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Item 4.   Purpose of the Transaction.

     The Shares covered by this joint Statement were acquired by the Reporting Persons for investment. The Reporting Persons (except Mr. Farrell) (the "Agreement Parties") have each entered into a Voting Agreement with RGF Investments, Inc. to influence management of the Company, or to cause the Company to actively market the sale of the Company or the assets of the Company and to enhance opportunities for the sale of their shares of Common Stock.

     Subject to the Voting Agreement, each of the Reporting Persons reserves the right to dispose of such Reporting Person's shares as he, she or it sees fit. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decision or as otherwise appropriate to advance their above stated purposes, the Reporting Persons may purchase additional shares or dispose of shares of Common Stock in the open market, in private transactions or by any other permissible means.




Item 5.   Interest in Securities of the Issuer.

     Based  on the current information available to the Reporting
Persons, there are 6,957,038 shares of the Company's Common Stock issued and outstanding on the date of this Statement.

     As of the date of this Statement, as a result of their agreements, the group represents beneficial ownership of 2,495,604 shares of the Company's Common Stock, which represents 35.9% of the Company's outstanding Common Stock. The Voting Agreement with Mr. Wearren covers 15,531 shares of Common Stock.



     Pursuant to the Voting Agreement, each Agreement Party has agreed to vote the shares of Common Stock held by the Agreement Party in the same way as RGF Investments, Inc. votes the shares of Common Stock held by it on all matters acted upon by the stockholders of the Company. Each Agreement Party has appointed RGF Investments, Inc. to negotiate the sale of and to sell the shares of Common Stock held by the Agreement Parties to a purchaser, including RGF Investments, Inc., at a price per share equal to or greater than the price specified in the Voting Agreement. Each Agreement Party has agreed not to dispose of or to pledge any shares of Common Stock held by such person without the prior written consent of RGF Investments, Inc. except as provided in the Voting Agreement. Each Agreement Party has agreed not to grant any proxy or other right to vote any shares of Common Stock held by such person. The Voting Agreement terminates as provided in the Voting Agreement.










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Item 6.   Contracts,     Arrangements,     Understandings      or
          Relationships with Respect to Securities of the Issuer.

     The Company has entered into a Consulting Agreement dated as of December 4, 1996 with R.G. Farrell, Inc., an affiliate of RGF
Investments, Inc., and Ronald G. Farrell. Mr. Farrell is a director of the Company.

     Except   as   discussed  above,  their  are  no   contracts,
arrangements, understandings or other relationships between the Company and any Reporting Person with respect to any securities of the Company.

Item 7.   Material Filed as Exhibits.

     Exhibit 1 -- Form of Voting Agreement executed by each of the Agreement Parties and RGF Investments, Inc.

     Exhibit 2 -- Power of Attorney authorizing Ronald G. Farrell to execute Form 13D on behalf of Reporting Persons.

























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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date thereof.




DATED: March 10, 1997.






                              Ronald G. Farrell, under  power  of
                              attorney  for  Assaf  Family  Trust
                              FBO,   Derek  Assaf,  Assaf  Family
                              Trust  FBO  Kristen A. Assaf, James
                              E.  Lineberger, Jr.,  Bruce  Cowen,
                              James  &  Mary  Cappiello,  Richard
                              Kimmel-Trustee,  Jeffrey   Schmier-
                              Trustee   for   Jason   &   Stephen
                              Schmier,  Doug Wearren  and  Adrian
                              Woodruff
RGF Investments, Inc.


By: /s/Ronald G. Farrell
________________________________
Ronald G. Farrell












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